Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210. Japan

File No. 82-34759
March 1, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05006207

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since February 2, 2005 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By: [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE February 2, 2005

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated February 23, 2005 (Attached hereto as Exhibit A-1)

(2) Press release dated February 24, 2005 (Attached hereto as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated February 14, 2005 (A brief description in English is set forth in Annex B)

ANNEX B

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since January 1, 2005 include the following information:

i. February 14, 2005– On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5 % of its issued shares of common stock, for up to ¥50,000,000,000. In January 2005, Kao repurchased pursuant to that resolution a total of 1,714,000 shares for ¥ 4,440,205,000.
As of January 31, 2005, Kao had issued 574,443,701 shares of common stock, and held 26,938,110 of them.

Exhibit A-1

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

February 23, 2005

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From January 26, 2005 to February 23, 2005
2) Number of purchased shares:	2,057,000 shares
3) Total cost of purchases:	4,999,675,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on December 16, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 6,416,000 shares
-Total cost of purchases:	Up to 15,086,000,000 yen
-Period during which purchases will be made:	From December 17, 2004 to March 23, 2005

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of February 23, 2005:

4,215,000 shares
10,581,850,000 yen

2) Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 29, 2004,the date of the 98th Annual General Meeting of Shareholders:

15,799,000 shares
40,495,725,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation

Notice Regarding Retirement of Treasury Stock

February 24, 2005

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided to retire the following treasury stock, pursuant to the provisions of Article 212 of the Commercial Code:

1) Type of shares to be retired:	Common stock
2) The number of shares to be retired:	25,000,000 shares
3) The date of retirement:	March 8, 2005

Reference:

Total number of outstanding shares after retirement of the treasury shares:
549,443,701 shares

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044